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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                          General Communication, Inc.
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                                (Name of Issuer)

                              Class B Common Stock
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                         (Title of Class of Securities)

                                  369385 20 8
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                                 (CUSIP Number)

                                Samuel B. Guren
                    William Blair Venture Management Company
                                 222 West Adams
                            Chicago, Illinois 60606
                                 (312) 609-4701
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 1, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP NO. 369385 20 8                                                                            PAGE 2 OF 4 PAGES
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
1      NAME OF REPORTING PERSON
       S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

       William Blair Venture Partners III Limited Partnership
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [X]
                                                                                                           (b) [ ]
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3      SEC USE ONLY

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4      SOURCE OF FUNDS*

       OO
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois
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                     7    SOLE VOTING POWER

                          -0-
NUMBER OF SHARES     ---------------------------------------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY
      EACH                2,030,591
    REPORTING        ---------------------------------------------------------------------------------------------
     PERSON          9    SOLE DISPOSITIVE POWER
      WITH
                          -0-
                     ---------------------------------------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          -0-
                     ---------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,030,591
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12     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                 [  ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 49.95%
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14     TYPE OF REPORTING PERSON*

       PN
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


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CUSIP NO. 369385 20 8                  13D                    PAGE 3 OF 4 PAGES
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ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

     (a) Due to the New Voting Agreement and pursuant to Rule 13d-5, each of the parties to the New Voting Agreement may be deemed to be members of a "group," and thereby may be deemed to beneficially own all of the shares owned by all other parties to the New Voting Agreement. The parties to the New Voting Agreement beneficially own directly 2,030,591 shares, or 49.95% of the outstanding shares of Company Class B. common stock. The "group" consists of WBVP, Prime Growth, Prime Holdings, PCLP, BancBoston Capital, Inc., First Chicago Investment Corporation, Madison Dearborn Partners V, Prime Venture II, L.P., Austin Ventures, L.P., Centennial Fund III, L.P., PIIM, Ronald A. Duncan, Robert M. Walp, and MCI. TCI GCI, Inc. ("TCI GCI"), an original party to the New Voting Agreement, has sold all shares of stock beneficially owned by it and is, therefore, no longer a party to the New Voting Agreement.

          WBVP expressly declares that the filing of this statement shall not be construed as an admission that WBVP is, for the purposes of
          Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement. After giving effect to such disclaimer, WBVP beneficially owns directly no shares of Class B common stock of the Company.

     (b)  See Items 7-10 on the cover page.

     (c) On or about August 1, 1997 and August 12, 1997, TGI GCI converted an aggregate of 590,043 shares of the Class B Common Stock into Class A common stock and sold those shares in an underwritten public offering.

     (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

     (e)  Not applicable.



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CUSIP NO. 369385 20 8                   13D                   PAGE 4 OF 4 PAGES
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       William Blair Venture
                                       Partners III Limited Partnership

                                       By:  William Blair Venture
                                            Management Company

                                       Its: General Partner

Dated: September 19, 1997                   By:  SAMUEL B. GUREN
                                                 ------------------------------
                                                 Samuel B. Guren,
                                                 General Partner


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).